Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the six months ended June 30, 2023 and 2022 (“Interim Financial Statements”) are derived from our unaudited consolidated financial statements for the six months ended June 30, 2023 and 2022 included elsewhere in this prospectus. All amounts included herein with respect to the fiscal years ended December 31, 2022 and 2021 are derived from our audited consolidated financial statements (“Annual Financial Statements”) included elsewhere in this prospectus. These Interim Financial Statements and Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Erayak Power Solution Group Inc. was formed in 2019 under the laws of the Cayman Islands. We conduct business primarily through our wholly-owned subsidiary, Zhejiang Leiya Electronics Co. Ltd., in the People’s Republic of China (“PRC”). Our company specializes in the manufacturing, research and development (“R&D”), and wholesale and retail of power solution products. Our product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, power banks, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles (“RVs”), electrical appliances, and outdoor living products. Our primary office is located in Zhejiang province, where we serve a large customer base throughout PRC and expand our reach to international clients. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. We seek to leverage our flexibility and passion for quality to provide a personalized mobile living solution for each customer.

Since the founding of Zhejiang Leiya Electronics Co. Ltd. in 2009, we have grown to be one of the very few manufacturers in the world to design, develop and mass produce premium power solution products in the retail chain. We also offer our products in Japan, England, Germany, France, Spain, Switzerland, Sweden, the Netherlands, the U.S., Canada, Mexico, Australia, Dubai, and nine other countries. We manufacture all of our products in factories operating under quality management systems accredited by the International Organization for Standardization (ISO 9001:2015). Furthermore, our products have been tested for regulatory compliance and safety. Some of our compliance marks include: TÜV certification from Technischer Überwachungsverein, an internationally recognized service company; GS Mark for safety under the German Equipment and Product Safety Act; C-tick certification by the Australian Communications Media Authority; FCC Mark from the U.S. Federal Communications Commission, PAH certification mark for Polycyclic Aromatic Hydrocarbon concentrations; REACH Certification for substances of very high concern under the European Chemicals Agency; CE Mark certifying compliance with European Union safety, health and environmental protection standards; RoHs Mark for compliance with the Restriction of Hazardous Substances in the European Union; c ETL Certification for compliance with Canadian safety standards; and us ETL Mark for compliance with U.S. safety standards. We generated revenue mostly from four types of products: (1) inverters constituted approximately 43.66% and 62.52% of our total revenue for the six months ended June 30, 2023 and 2022, respectively; (2) chargers, which generated approximately 2.42% and 3.49% of our total revenue for the six months ended June 30, 2023 and 2022, respectively; (3) gasoline generators generated approximately 47.78% and 32.95% of our total revenue for the six months ended June 30, 2023 and 2022, respectively; and (4) power banks, which generated approximately 4.79% and nil of our total revenue for the six months ended June 30, 2023 and 2022, respectively.

Due to our substantial investment in research and development, we were awarded High-Tech Enterprise status by the Zhejiang provincial government, which qualified us for China’s National High-Tech Enterprise Program, a national-level program. Specifically, companies in the China’s National High-Tech Enterprise Program are eligible for up to a 10% corporate income tax break and certain deductions related to intangible assets, such as obtaining patents in the R&D process. Additionally, our research and patents in the power solution space have brought us local recognition; we were awarded certificates by the provincial and city government that identifies us as a Zhejiang Science and Technology Enterprise, and a Wenzhou Science and Technology Innovation Enterprise. These certificates entitle us to certain preferential tax treatment and sometimes grants from the government to aid R&D efforts in furtherance of the business. Furthermore, we are a supplier for many international companies, including Einhell Germany AG, Canadian Tire Corporation Limited, ALDI Inc., Steren Electronics International, LLC, etc.

Our products are customized and built to order, or BOT. Our BOT business model maximizes our flexibility in production scheduling, material procurement, and delivery to meet our customers’ unique demands. We adopted a multi-step, full-service system to ensure quality and client satisfaction. Customers can choose from within our product portfolio and communicate specified requirements to the sales department. Our technical department will evaluate the request’s feasibility and coordinate with the customer to make adjustments. The production department will create samples that will undergo inspection by the quality inspection department for quality and material warranty. The sales department will submit the prototype, inspection report, quality assurance, and quote to the customer for verification. After confirmation by the customers, our procurement department will purchase the raw materials, and the production department will fulfill the order. Finally, our inspection department will inspect and issue a report affirming the quality before the production department pack and deliver the final product to the customer.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of power generators and inverters to various wholesalers and retailers in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 46.68% for the six months ended June 30, 2023). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

For the Six Months Ended June 30, 2023 and 2022

The following table summarizes the results of our operations for the six months ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months Ended June 30,		Variance
	2023	2022	Amount	Percentage
Sales	$9,449,817	$11,478,147	$(2,028,330)	-17.67%
Cost of sales	(6,619,695)	(7,603,901)	984,206	-12.94%
Gross profit	2,830,122	3,874,246	(1,044,124)	-26.95%

Operating expenses:
General and administrative expenses	(1,168,174)	(357,521)	(810,653)	226.74%
Selling and marketing expenses	(436,619)	(332,218)	(104,401)	31.43%
Research and development costs	(481,702)	(560,017)	78,315	-13.98%
Inventory reserve provision	(83,419)	-	(83,419)	-%
Total operating expenses	(2,169,914)	(1,249,756)	(920,158)	73.63%

Operating income	$660,208	$2,624,490	$(1,964,282)	-74.84%

Other income (expenses):
Rental income, net	102,712	83,925	18,787	22.39%
Interest expenses, net	(199,712)	(240,904)	41,192	-17.10%
Other income, net	4,671	15,031	(10,360)	-68.93%
Total other (expenses) income, net	(92,329)	(141,948)	49,619	-34.96%

Income before income taxes	$567,879	$2,482,542	$(1,914,663)	-77.13%
Income tax provision	(92,707)	(291,881)	199,174	-68.24%

Net income	$475,172	$2,190,661	$(1,715,489)	-78.31%

Revenues

Revenues decreased by approximately $2.03 million, or 17.67%, to approximately $9.45 million for the six months ended June 30, 2023 from approximately $11.48 million for the six months ended June 30, 2022. The decrease in revenues was primarily driven by the decreased demand for inverters due to the sluggish market during the post-pandemic era. For the six months ended June 30, 2023, our sales on inverters decreased by approximately $3.05 million, which represents 42.51% decrease compared to the previous period.

The following tables present our top five markets by net revenues for the six months ended June 30, 2023 and 2022, respectively.

	June 30, 2023
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$5,038,977	53.32%
Poland	975,149	10.32%
Germany	814,979	8.62%
U.K.	517,598	5.48%
Mexico	394,632	4.18%

	June 30, 2022
Top Five Markets:	Sales Amount (In USD)	As % of Sales
China	$6,524,707	56.84%
Germany	821,350	7.16%
Poland	762,129	6.64%
Canada	605,241	5.27%
France	513,700	4.48%

Gross profit

Our gross profit decreased by approximately $1.04 million, or 26.95%, to approximately $2.83 million for the six months ended June 30, 2023 from approximately $3.87 million for the six months ended June 30, 2022. Gross profit margin was 29.95% for the six months ended June 30, 2023, as compared to 33.75% for the six months ended June 30, 2022. The decrease in gross margin was primarily due to the increased initial cost in raw materials for producing newly developed products.

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $0.81 million, or 226.74% to approximately $1.17 million for the six months ended June 30, 2023 as compared to approximately $0.36 million for the six months ended June 30, 2022. The increase in G&A expenses was mainly due to increased expenses in accounting and legal related consulting services, which were previously deducted from the IPO proceeds.

General and administrative expenses for the six months ended June 30, 2023 and 2022 consisted of following:

	2023	2022
Employee compensation and benefits	$207,833	142,900
Travel and communication expenses	31,916	18,146
Rent and utilities	30,454	22,071
Consulting fees	682,558	65,874
Insurance	13,680	12,971
Depreciation and amortization expenses	51,636	31,131
Sales tax	36,158	38,840
Entertainment	18,383	2,278
Office and miscellaneous	95,556	23,310
Total	$1,168,174	357,521

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.11 million, or 31.43% to approximately $0.44 million for the six months ended June 30, 2023 as compared to approximately $0.33 million for the six months ended June 30, 2022. The increase in selling and marketing expenses was mainly due to the increase in entertainment expenses. After China lifted travel restrictions, the Company hosted more business visitors from both domestic and international markets.

Selling and marketing expenses as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Employee compensation and benefits	$54,981	$55,943
Travel and promotion	47,633	19,638
Transportation	105,514	90,388
Insurance	8,228	-
Consulting fee	6,053	1,349
Inspection and certification fees	67,265	106,195
Entertainment	110,453	49,247
Office and miscellaneous	36,492	9,458
Total	$436,619	$332,218

Research and development (“R&D”) expenses

Research and development expenses decreased by approximately $0.08 million, or 13.98% to approximately $0.48 million for the six months ended June 30, 20223 as compared to approximately $0.56 million for the six months ended June 30, 2022. The decrease in R&D expenses was mainly due to the decreased contract services and supplies, and design cost related to R&D activities. The Company’s R&D input accounts for about 5% of its total revenue. The decrease in R&D expenses is in line with the decreased revenue during the period.

Research and development expenses as of June 30, 2023 and 2022 consisted of the following:

	2023	2022
Salaries	$210,995	$231,691
Contract services and supplies	238,637	276,015
Utility	1,215	1,122
Design cost	14,047	40,901
Depreciation	12,883	10,091
Other	3,925	197
Total	$481,702	$560,017

Interest expenses, net

Our interest expense (net) decreased by approximately $0.04 million, to approximately $0.20 million for the six months ended June 30, 2023, from approximately $0.24 million for the six months ended June 30, 2022.  The decrease of interest expense was mainly due to decreased short-term borrowings during the first half of fiscal 2023 as compared to the first half of fiscal 2022.

Provision for income taxes

Our provision for income taxes was approximately $0.09 million for the six months ended June 30, 2023, a decrease of approximately $0.20 million from approximately $0.29 million for the six months ended June 30, 2022. The decrease is in line with the decrease in operating income.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

The following table summarizes the results of our operations for the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended December 31,		Variance
	2022	2021	Amount	Percentage
Sales	$26,909,025	$18,628,886	$8,280,139	44.45%
Cost of sales	(20,290,231)	(12,909,462)	(7,380,769)	57.17%
Gross profit	6,618,794	5,719,424	899,370	15.72%

Operating expenses:
General and administrative	(929,500)	(690,619)	(238,881)	34.59%
Selling and marketing	(720,120)	(506,305)	(213,815)	42.23%
Research and development	(932,268)	(986,885)	54,617	-5.53%
Bad debt expense	-	(2,649)	2,649	-%
Inventory impairment reversal (provision)	31,668	(47,358)	79,026	-166.87%
Total operating expenses	(2,550,220)	(2,233,816)	(316,404)	14.16%

Operating income	$4,068,574	$3,485,608	$582,966	16.72%

Other income (expenses):
Interest expenses, net	(473,088)	(417,648)	(55,440)	13.27%
Rental income, net	98,716	116,193	(17,477)	-15.04%
Other income, net	219,530	512,412	(292,882)	-57.16%
Total other income (expenses), net	(154,842)	210,957	(365,799)	-173.40%

Income before income taxes	$3,913,732	$3,696,565	$217,167	5.87%

Income tax provision	(437,771)	(301,916)	(135,855)	45.00%

Net income	$3,475,961	$3,394,649	$81,312	2.40%

Revenues

Revenues increased by approximately $8.28 million, or 44.45%, to approximately $26.91 million for the year ended December 31, 2022 from approximately $18.63 million for the year ended December 31, 2021. The increase in revenues was primarily driven by the continuous impact of the energy crisis that has significantly increased demand for our generators, especially in Europe. Our domestic customers also sell our products to international end users. For the year ended December 31, 2022, our sales to domestic customers increased by approximately $7.39 million, which represents 9.91% growth compared to the previous fiscal year.

The following tables present our top 5 international markets by net revenues for the years ended December 31, 2022 and 2021, respectively.

	December 31, 2022
Top Five International Markets:	Sales Amount (In USD)	As % of Sales
China	$18,033,220	67.02%
Poland	1,607,394	5.97%
Germany	1,217,732	4.53%
Canada	971,909	3.61%
U.K.	879,733	3.27%

	December 31, 2021
Top Five International Markets:	Sales Amount (In USD)	As % of Sales
China	$10,638,503	57.11%
France	1,202,988	6.46%
Poland	1,129,165	6.06%
Mexico	1,071,869	5.75%
U.K.	790,326	4.24%

Gross profit

Our gross profit increased by approximately $0.90 million, or 15.72%, to approximately $6.62 million for the year ended December 31, 2022 from approximately $5.72 million for the year ended December 31, 2021. Gross profit margin was 24.60% for the year ended December 31, 2022, as compared to 30.70% for the year ended December 31, 2021. The decrease in gross margin was primarily due to our small profit but quick turnover sales policy on generators, which accounted for about 43.82% of our total sales.

General and administrative (“G&A”) expenses

General and administrative expenses increased by approximately $0.24 million, or 34.59% to approximately $0.93 million for the year ended December 31, 2022 as compared to approximately $0.69 million for the year ended December 31, 2021. The increase in G&A expenses was mainly due to increased expenses in consulting services for lean manufacturing and management improvement in factory operation.

General and administrative expenses as of December 31, 2022 and 2021 consisted of following:

	2022	2021
Employee compensation and benefits	$312,479	323,325
Travel and communication expenses	34,267	33,068
Rent and utilities	58,466	70,178
Consulting fees	310,039	53,169
Insurance	13,165	16,699
Depreciation and amortization expenses	60,698	55,042
Sales tax	80,595	82,052
Entertainment	17,193	5,193
Office and miscellaneous	42,598	51,893
Total	$929,500	690,619

Selling and marketing expenses

Selling and marketing expenses increased by approximately $0.21 million, or 42.23% to approximately $0.72 million for the year ended December 31, 2022 as compared to approximately $0.51 million for the year ended December 31, 2021. The increase in selling and marketing expenses was mainly due to the increase in cost of testing and certification on our exported products.

Selling and marketing expenses as of December 31, 2022 and 2021 consisted of the following:

	2022	2021
Employee compensation and benefits	$141,600	$99,797
Travel and promotion	36,768	45,083
Transportation	181,556	78,281
Insurance	-	2,813
Consulting fee	6,917	6,203
Inspection and certification fees	196,732	77,352
Entertainment	140,292	166,295
Office and miscellaneous	16,255	30,481
Total	$720,120	$506,305

Research and development (“R&D”) expenses

Research and development expenses decreased by approximately $0.06 million, or 5.53% to approximately $0.93 million for the year ended December 31, 2022 as compared to approximately $0.99 million for the year ended December 31, 2021. The decrease in R&D expenses was mainly due to decreased contract services and supplies, depreciation and other expenses related to R&D activities.

Research and development expenses as of December 31, 2022 and 2021 consisted of the following:

	2022	2021
Salaries	$427,525	$347,434
Contract services and supplies	409,149	541,055
Utility	2,025	1,777
Design cost	46,651	-
Depreciation	22,499	39,365
Other	24,419	57,254
Total	$932,268	$986,885

Interest expenses, net

Our interest expense (net) increased by approximately $0.05 million, to approximately $0.47 million for the year ended December 31, 2022, from approximately $0.42 million for the year ended December 31, 2021.  The increase of interest expense was mainly due to increased short-term borrowings in the fiscal 2022 as compared to the fiscal 2021.

Provision for income taxes

Our provision for income taxes was approximately $0.44 million for the year ended December 31, 2022, an increase of approximately $0.14 million from approximately $0.30 million for the year ended December 31, 2021. The increase is in line with the increase in revenues.

Cash Flow Summary

	Six Months Ended June 30, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net cash provided by (used in) operating activities	$5,454,714	$(4,151,135)	$4,689,518
Net cash (used in) investing activities	(4,344,326)	(4,896,167)	(290,798)
Net cash (used in) provided by financing activities	(619,025)	11,319,867	(3,395,530)
Effect of exchange rate changes on cash and cash equivalents	(284,958)	(380,011)	109,448
Net increase in cash and cash equivalents	$206,405	$1,892,554	$1,112,638
Cash, cash equivalents and restricted cash, beginning of period	7,067,247	5,174,693	4,062,055
Cash, cash equivalents and restricted cash, end of period	7,273,652	7,067,247	5,174,693

Operating Activities:

Net cash provided by operating activities for the six months ended June 30, 2023 was approximately $5.45 million, which was primarily attributable to a net profit approximately $0.48 million, adjusted for non-cash items for approximately $0.54 million and adjustments for changes in working capital approximately $0.44 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $3.73 million – our accounts receivable decreased due to the decrease in sales revenue, and the slower payback cycle on domestic sales during the first half of fiscal 2023;

(ii)	decrease in advance to suppliers of approximately $2.76 million was primarily due to collection of payments on potential purchase of oversea land and warehouse in the amount of $4 million, and advance payment on a potential long-term lease of a custom-built factory for the purpose of expanding business in the energy storage industry in the amount of $1 million;

(iii)	increase in inventory of approximately $1.05 million due to our increased raw material inventory to respond to the higher demand from international market during the second half of the year;

(iv)	decrease in accounts payable of approximately $0.58 million due to decreased payment cycle in purchase of integrated circuit related raw materials during the first half of fiscal 2023;

(v)	decrease in advance from customers of approximately $0.33 million primarily due to decreased sales during the first half of fiscal 2023;

Net cash used in operating activities for the fiscal year ended December 31, 2022 was approximately $4.15 million, which was primarily attributable to a net profit approximately $3.48 million, adjusted for non-cash items for approximately $0.79 million and adjustments for changes in working capital approximately $8.42 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $8.55 million – our accounts receivable increased due to the increase in sales revenue and the corresponding increased payback cycle on domestic sales during the 2022 fiscal year;

(ii)	decrease in advance to suppliers of approximately $1.23 million was primarily due to increased cash payments for purchase of raw materials;

(iii)	decrease in prepaid expenses of approximately $0.47 million primarily due to the deferred IPO expenses were fully amortized during the year;

(iv)	increase in inventory of approximately $2.66 million due to our increased raw material inventory for the corresponding increased sales in generators;

(v)	increase in accounts payable of approximately $0.66 million due to increased purchase of raw materials because of the increased sales during the fiscal year of 2022;

(vi)	increase in advance from customers of approximately $0.22 million primarily due to increased sales during the fiscal year of 2022;

Net cash provided by operating activities for the fiscal year ended December 31, 2021 was approximately $4.69 million, which was primarily attributable to a net profit approximately $3.39 million, adjusted for non-cash items for approximately $0.85 million and adjustments for changes in working capital approximately $0.44 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $3.38 million – our accounts receivable decreased due to collection of substantial amount of outstanding accounts receivable of 2020 fiscal year, and increase of cash sales;

(ii)	increase in advance to suppliers of approximately $1.11 million primarily due to the increased purchase of raw materials to support our growing orders generated from both domestic and international markets;

(iii)	increase in prepaid expenses of approximately $0.50 million primarily due to increased deferred IPO expenses;

(iv)	increase in inventory of approximately $2.20 million due to expanded business and increased production to reduce delivery cycle;

(v)	increase in accounts payable of approximately $0.85 million due to increased purchase of raw materials because of the increased sales during the fiscal year of 2021;

(vi)	decrease in advance from customers of approximately $0.28 million primarily due to the order delivery which offsets the advance balance;

(vii)	increase in other payables and accruals of approximately $0.36 million primarily due to the increased accrued payroll and welfare.

Zhejiang Leiya entered into a factory workshop leasing agreement with Wenzhou Ailefu Furniture Tech Limited Company (“Ailefu”), an entity indirectly 100% owned by Lingyi Kong, our Chief Executive Officer and Chairman, effective January 1, 2018. The factory is located at Wenzhou Economic Technological Development Zone, Binghai Fourth Blvd. No. 528. The lease is for 20 years, effective from January 1, 2018 to December 31, 2037. The property is 36,134.78 square meters and total rent is RMB 70,489,500, or approximately $10,900,720, which has been paid upfront, through the lease term ending December 31, 2037. Majority of the net cash provided by operating activities are used for the lease payment. Ailefu provided the leased assets as guarantee for the Company to apply for a bank loan for the lease payment.

Investing Activities:

Net cash used in investing activities was approximately $4.34 million for the six months ended June 30, 2023. It was primarily attributable to the addition of fixed assets for production needs during the period, and a fixed deposit, which is presented as other non-current assets on the Interim Consolidated Balance Sheet.

Net cash used in investing activities was approximately $4.90 million for the year ended December 31, 2022. It was primarily attributable to addition of fixed assets for production needs during the fiscal year, and an advance payment on potential oversea land purchase for the purpose of business expansion in North America.

Net cash used in investing activities was approximately $0.29 million for the year ended December 31, 2021. It was primarily attributable to the addition of fixed and intangible assets for production needs during the fiscal year.

Financing Activities:

Net cash used in financing activities was approximately $0.62 million for the six months ended June 30, 2023. It was primarily attributable to the repayment of short-term loans with an approximate amount of $1 million and repayment of related party loans with an approximate amount of $0.17 million, offset by the proceeds from long-term bank loans with approximate amount of $0.55 million.

Net cash provided by financing activities was approximately $11.32 million for the year ended December 31, 2022. It was primarily attributable to the net proceeds received from share issuance in the amount of approximately $10.08 million.

Net cash used in financing activities was approximately $3.40 million for the year ended December 31, 2021. It was primarily attributable to the repayment of bank note payable with an approximate amount of $7.29 million and repayment of related party loans with an approximate amount of $0.86 million, offset by the proceeds from long-term bank loans with approximate amount of $4.65 million and net proceeds from short-term loans with an approximate amount of $0.10 million.

Liquidity and Capital Resources

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our Revolving Credit Facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2023 and December 31, 2022, we had cash and cash equivalents of $7,273,652 and $7,067,247, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

We mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in Note 10 under our Consolidated Financial Statements. As of June 30, 2023, we had four outstanding short-term loans provided by one bank, totaling RMB 30,000,000 in the aggregate, or approximately $4.14 million. Each of these borrowings has a term of one year and, as per our agreement with the bank, all of the loans can be renewed. These loans have a fixed interest rate. We plan to repay outstanding principal and interest of each loan either by our working capital or the funds from the renewal of a loan from the same bank or loans from other banks.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets to support our business growth. Our capital expenditures amounted to approximately $0.40 million and $0.93 million for the six months ended June 30, 2023 and for the year ended December 31, 2022, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in Credit Facility section, as of June 30, 2023 and December 31, 2022.

Critical Accounting Policies and Estimates

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company had bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

As of June 30, 2023 and December 31, 2022, restricted cash was $1,500,224 and $34,728, respectively. No cash is restricted to assure future credit availability.

Revenue Recognition

The Company generates its revenues mainly from sales of electrical products, such as electrical converter and inverter, to third-party customers, who are mainly distributors and retailers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On January 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

Recently Issued Accounting Standards

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326). The amendments in this update are related to the following two issues:

–	Issue 1: Troubled Debt Restructurings (“TDRs”) by Creditors

The amendments in this Update eliminate the accounting guidance for TDRs by creditors in Subtopic 310-40,

Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan.

–	Issue 2: Vintage Disclosures—Gross Writeoffs

For public business entities, the amendments in this Update require that an entity disclose current-period gross writeoffs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.

For entities that have adopted the amendments in Update 2016-13, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted the amendments in Update 2016-13, the effective dates for the amendments in this Update are the same as the effective dates in Update 2016-13.

The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the periods ended June 30, 2023 and December 31, 2022, that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Future Related Party Transactions

The Corporate Governance Committee of our Board of Directors will be required to approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 3.7% for 2022, 0.85% for 2021, and 2.5% for 2020.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $916,912 as of June 30, 2023.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our financial information uses RMB as the functional currency has been translated into U.S. dollars in our consolidated financial statements. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the RMB and the U.S. dollar exchange rate had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the RMB and the U.S. dollar relationship may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our generators. Prices for the generators that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and domestic economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our generators. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of microchips and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.